UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36724

CUSIP Number: 47973J102

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Joint Corp.

Full Name of Registrant

N/A

Former Name if Applicable

16767 N. Perimeter Drive, Suite 110

Address of Principal Executive Office (Street and number)

Scottsdale, AZ 85260

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Joint Corp. (the “Company”) was unable to file, without unreasonable effort and expense, its Form 10-K Annual Report for the year ended December 31, 2021 within the prescribed time period as the Company requires additional time for compilation and review to ensure adequate disclosure of certain information required to be included in the Form 10-K, due, in part, to the Company transitioning for the first time to the significantly shortened filing deadline applicable to large accelerated filers. In addition, the Company needed additional time to fully complete its assessment of certain internal control findings, as well as its assessments of the ineffectiveness of its disclosure controls and procedures around internal control over financial reporting as of December 31, 2021. Although the assessment is not yet complete, the Company expects to report material weakness in its internal control over financial reporting.

It is anticipated that the Form 10-K Annual Report, along with the financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Company’s Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Peter D. Holt	480	245-5960
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial results included in the earnings release filed on Form 8-K on February 24, 2022 (the “Earnings Release”), the Company expects system-wide sales to grow to $361.1 million, increasing 39% from the corresponding period for the last fiscal year. In addition, consolidated total revenue is expected to increase 38%, from $58.7 million for the year ended December 31, 2020 to $81.2 million for the year ended December 31, 2021. Adjusted EBITDA is expected to increase to $13.3 million dollars, up 46% compared to the $9.1 million dollars from the prior year. Please refer to the Earnings Release for a more detailed discussion about the use of Adjusted EBITDA, including the preliminary reconciliation for GAAP to non-GAAP (unaudited). And, at December 31, 2021, unrestricted cash is expected to be $19.5 million dollars, compared to $20.6 million at December 31, 2020. Please note these expected results are preliminary, unaudited and subject to change upon completion of the Company’s financial statement audit.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements on its current expectations about future events. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance, and business, including but not limited to current and future results and plans and statements that include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or similar expressions. All forward-looking statements included in this filing, including expectations about the timing of the completion, form and content of the Company’s Annual Report and statements about the preliminary financial results the Company announced on February 24, 2022, are based upon information available to the Company as of the date of this filing, which may change. Such statements are subject to certain risks, uncertainties, and assumptions that are difficult to predict, including the Company’s ability to finalize its audit for fiscal 2021 and file its Form 10-K in the time period that it currently expects and other risks identified in the Company’s most recent filing on Form 10-K and other SEC filings, all of which are available on the Company’s website. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of these various factors. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

The Joint Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2022	By:	/s/ Peter D. Holt
Peter D. Holt
President and Chief Executive Officer